                                                  Filed by Thoratec laboratories
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities and
                                                           Exchange Act of 1934.
                                          Subject Company: Thoratec Laboratories
                                                 Exchange Act File No. 033-72502


                                                                 [THORATEC LOGO]


Contact:  Cheryl Hess, Chief Financial Officer
(925) 847-8600
www.thoratec.com


               THORATEC LABORATORIES RESPONDS TO REAFFIRMATION OF
                MERGER BY THERMO CARDIOSYSTEMS BOARD OF DIRECTORS


         (PLEASANTON, CA), January 19, 2001--Thoratec Laboratories Corporation (NASDAQ: THOR), a medical device company, today issued the following statement in response to yesterday's announcement by the board of directors of Thermo Cardiosystems Inc. (ASE: TCA) reaffirming its support for its merger with Thoratec.

         "We are very pleased with Thermo Cardiosystems' board of directors reaffirmation of its recommendation to adopt our proposed merger," said D. Keith Grossman, president and chief executive officer of Thoratec.

         "We are now about three weeks away from our companies' special shareholder meetings on February 13. We believe we can close the transaction very quickly after the meetings.

         "The combination of our two companies will create a world-class medical technology company serving cardiac surgery and congestive heart failure patients with proven solutions today and exciting technology to develop products for tomorrow. Both companies have demonstrated the ability to take products from the laboratory to market success. We will offer a pipeline of not one, but many products, and with current growth in sales and earnings," Grossman added.

         The proposed merger was announced on October 3, 2000. As proposed, it will be a stock-for-stock transaction in which each outstanding share of Thermo Cardiosystems will be exchanged for 0.835 shares of newly issued Thoratec stock, and will be accounted for as a purchase.


TNR-242                                                           Continued.....

            Thoratec Laboratories Corporation 6035 Stoneridge Drive Pleasanton, CA 94588 Tel 925-847-8600 Fax 925-847-8574 www.thoratec.com

Thoratec Responds to Reaffirmation of
Merger by Thermo Cardiosystems Board of Directors

         Thoratec Laboratories Corporation is engaged in the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications, all of which incorporate its proprietary biomaterial, Thoralon(R). The Thoratec VAD System is the only ventricular assist device that is approved for use both as a bridge-to-transplant and for recovery from open-heart surgery. The company's Vectra(TM) vascular access graft, which is used in patients undergoing hemodialysis, is approved for sale in the U.S., Europe, Japan and a number of other foreign countries. Its Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels, is currently in clinical trials in the U.S. and Canada. For additional information about Thoratec, visit the company's web site at www.thoratec.com.

         Headquartered in Woburn, Mass., Thermo Cardiosystems is a leader in the research, development and manufacturing of implantable left ventricular assist systems (LVAS). Its air-driven and electric HeartMate heart assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the U.S., Europe and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron (NYSE: TMO). More information is available on the Internet at www.thermocardio.com.

         The portions of this news release that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thoratec and Thermo Cardiosystems, and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 (File No. 333-49120) filed with the Securities and Exchange Commission on December 29, 2000, as amended and supplemented from time to time, and in both companies' other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially.

         These forward-looking statements speak only as of the date hereof. None of Thoratec, Thermo Cardiosystems or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


TNR-242                                                           Continued.....

            Thoratec Laboratories Corporation 6035 Stoneridge Drive Pleasanton, CA 94588 Tel 925-847-8600 Fax 925-847-8574 www.thoratec.com

OTHER IMPORTANT INFORMATION

         The proposed merger and the merger agreement between Thoratec and Thermo Cardiosystems are described in a joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the participants in the transaction. You can obtain the joint proxy statement/prospectus and other documents (including the merger agreement) that have been filed with the Securities and Exchange Commission for free when the are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

Investor Relations Department               Investor Relations Department
Thoratec Laboratories Corporation           Thermo Electron Corporation
6035 Stoneridge Drive                       81 Wyman Street, P.O. Box 9046
Pleasanton, California 94588                Waltham, Massachusetts 02454
(925) 847-8600                              (781) 622-1111



                                      #####



            Thoratec Laboratories Corporation 6035 Stoneridge Drive Pleasanton, CA 94588 Tel 925-847-8600 Fax 925-847-8574 www.thoratec.com